TFA SECURITIES, INC.

ANNUAL AUDIT REPORT

DECEMBER 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __TFA Securities, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__201 Continental Blvd, Suite #110__
(No. and Street)

__El Segundo__   __CA__   __90245__
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__David Howard__   __(704) 957-6075__   __dhoward@tfacp.com__
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Brian W Anson, CPA__
(Name – if individual, state last, first, and middle name)

__18455 Burbank Blvd #406__   __Tarzana__   __CA__   __91356__
(Address)   (City)   (State)   (Zip Code)
__09/15/2005__   __2370__
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>David Howard</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>TFA Securities, Inc</u>, as of <u>December 31</u>, 2 <u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President, CCO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BRIAN W. ANSON

Certified Public Accountant

18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 · Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Directors of TFA Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of TFA Securities, Inc. as of December 31, 2025, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of TFA Securities, Inc. as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TFA Securities, Inc's management. My responsibility is to express an opinion on TFA Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to TFA Securities, Inc.in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Brian W. Anson, CPA

I have served as TFA Securities, Inc.'s auditor since 2017.

Tarzana, California

February 13, 2026

TFA SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	32,118
Other assets		4,239
Total Assets	$	36,357

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	-
Total Liabilities		-
Stockholder's Equity:		
Common stock (no par value; 1,000,000 authorized; 324,000 shares issued and outstanding)		50,000
Additional paid-in capital		185,589
Accumulated deficit		(199,232)
Total Stockholder's Equity		36,357
Total Liabilities and Stockholder's Equity	$	36,357

TFA SECURITIES, INC.

Notes to Financial Statements

DECEMBER 31, 2025

NOTE 1 – ORGANIZATION

TFA Securities, Inc. (the "Company") was organized as a California S corporation in April 2009. The Company is owned by its sole stockholder, TFA Capital Partners, Inc. ("TFACP"), and has offices located in El Segundo, California. The Company is a closely held non-carrying broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in August 2017. The Company primarily engages in providing private placement and financial advisory services to corporate gaming companies and Native American tribes and their enterprises.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Income Taxes

The Company has elected under the Internal Revenue Code to be treated as a qualified subchapter S subsidiary of its shareholder, TFACP. In lieu of federal income taxes, the Company's income is passed through to TFACP. The Company is subject to the State of California's annual tax for S corporations, which are accounted for in the consolidated tax returns of TFACP. Accordingly, all items of income, deductions, and credits are included in TFACP's tax return.

Fair Value of Financial Instruments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

The accompanying notes are an intergral part of these financial statements.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no assets to measure at December 31, 2025.

ASC 606 Revenue Recognition

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, and M&A advisory.

Segment Reporting

The Company Is engaged in a single line of business as a securities broker dealer, which is comprised of one class of service. The Company has identified its President and CCO as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than the greater of $5,000 or 6 2/3% of aggregate indebtedness ($0 at December 31, 2025). In addition, the Company must maintain a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2025, the Company's net capital was $32,118, which exceeded the requirement by $27,118. The ratio of aggregate indebtedness to net capital was 0 to 1.

NOTE 4 – RELATED PARTY TRANSACTIONS

For the first four months of 2025, the Company had an expense sharing agreement with TFACP. TFACP provided office space and paid most overhead expenses for the Company. During 2025, TFACP invoiced the Company for operating expenses of $7,560 per the Company's expense sharing agreement with TFACP. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous. At the end of April 2025, the expense sharing agreement was discontinued. At December 31, 2025, the Company had fully paid the related party (TFACP) and owed $0.

ASU 2016-02: Leases

The Company is not subject to the requirements under ASU 2016-02 because it does not have a lease liability. The Company's lease expenses had been covered under its expense sharing agreement with TFACP. After the expense sharing agreement was discontinued, there were no further lease expenses.

NOTE 5 – INCOME TAX PROVISIONS

The provision for income taxes shown consists of the Company's share of state income taxes of $800, which is included as additional paid-in capital from TFACP as tax payments are made by TFACP.

The Company is no longer subject to examinations by major tax jurisdictions for years before 2022.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 13, 2026, the date which the financial statements were available to be issued. No events have occurred that would require disclosure.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company was not subject to any litigation during or at the year ended December 31, 2025.